

STATE of WASHINGTON   SECRETARY of STATE

I, **Ralph Munro,** Secretary of State of the State of Washington and custodian of its seal, hereby certify that

RESTATED ARTICLES OF INCORPORATION

of

DATA I/O CORPORATION

a   Washington Profit   corporation,

was/were filed for record in this office on the date indicated below.

Corporation Number: 2-197117-1   Date: November 2, 1987

Given under my hand and the seal of the State of Washington, at Olympia, the State Capitol.

Ralph Munro, Secretary of State

SSF 86

RESTATED
ARTICLES OF INCORPORATION
OF
DATA I/O CORPORATION

The following Restated Articles of Incorporation of Data I/O Corporation, duly adopted by resolution of the Board of Directors of Data I/O Corporation, correctly set forth without change the corresponding provisions of the Articles of Incorporation as heretofore amended and supersede the original Articles of Incorporation of the corporation and all amendments thereto.

ARTICLE I

The name of this corporation is Data I/O Corporation.

ARTICLE II

This corporation has perpetual existence.

ARTICLE III

The purpose or purposes for which this corporation is organized are:

(1) To manufacture, design, improve, develop, invent, purchase, sell, lease, distribute, license the use of, service and generally deal in and with electronic and electrical devices, apparatus, machines and parts thereof, including, without limiting the generality of the foregoing, programmer and programmer support equipment for use in the semiconductor and computer industries; and

(2) To engage in any other lawful business or activity whatsoever which may hereafter from time-to-time be authorized by the Board of Directors.

ARTICLE IV

The address of the registered office of the corporation on the date of these Restated Articles of Incorporation is 10525 Willows Road N.E., Redmond, Washington 98052 and the name of the registered agent at such address is John A. Hagedorn.

ARTICLE V

(1) Authorized Capital. The total number of shares which the corporation is authorized to issue is thirty-five million (35,000,000) consisting of thirty million (30,000,000) shares of common stock and five million (5,000,000) shares of

preferred stock. Shares shall be issued at such prices as shall
be determined by the Board of Directors. The common stock is
subject to the rights and preferences of the preferred stock as
hereinafter set forth.

(2) Issuance of Preferred Stock in Series. The
preferred stock may be issued from time to time in one or more
series in any manner permitted by law and the provisions of these
Articles of Incorporation, as determined from time to time by the
Board of Directors and stated in the resolution or resolutions
providing for the issuance thereof, prior to the issuance of any
shares thereof. The Board of Directors shall have the authority
to fix and determine and to amend, subject to the provisions
hereof, the rights and preferences of the shares of any series
that is wholly unissued or to be established. Unless otherwise
specifically provided in the resolution establishing any series,
the Board of Directors shall further have the authority, after
the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to
decrease the number of shares of that series, but not below the
number of shares of such series then outstanding.

(3) Dividends. The holders of shares of the preferred
stock shall be entitled to receive dividends, out of the funds of
the corporation legally available therefor, at the rate and at
the time or times as may be provided by the Board of Directors in
designating a particular series of preferred stock. If such
dividends on the preferred stock shall be cumulative, and if
dividends shall not have been paid, then the deficiency shall be
fully paid or the dividends declared and set apart for payment at
such rate, but without interest on cumulative dividends, before
any dividends on the common stock shall be paid or declared and
set apart for payment. The holders of the preferred stock shall
not be entitled to receive any dividends thereon other than the
dividends referred to in this section, unless otherwise provided
by the Board of Directors in designating a particular series of
preferred stock.

(4) Redemption. The preferred stock may be redeemable
in such amounts, and at such time or times as may be provided by
the Board of Directors in designating a particular series of
preferred stock. In any event, such preferred stock may be
repurchased by the corporation to the extent legally permissible.

(5) Liquidation. In the event of any liquidation,
dissolution or winding up of the affairs of the corporation,
whether voluntary or involuntary, then, before any distribution
shall be made to the holders of the common stock, the holders of
the preferred stock at the time outstanding shall be entitled to
be paid the preferential amount or amounts per share as may be
provided by the Board of Directors in designating a particular
series of preferred stock plus dividends accrued thereon to the

-2-

date of such payment. The holders of the preferred stock shall not be entitled to receive any distributive amounts upon the liquidation, dissolution or winding up of the affairs of the corporation other than the distributive amounts referred to in this section, unless otherwise provided by the Board of Directors in designating a particular series of preferred stock.

(6) _Conversion_. Shares of preferred stock may be convertible to shares of common stock at such rate and subject to such adjustments as may be provided by the Board of Directors in designating a particular series of preferred stock.

(7) _Voting Rights_. Holders of preferred stock shall have such voting rights as may be provided by the Board of Directors in designating a particular series of preferred stock.

ARTICLE VI

The amount of paid-in capital with which the corporation will begin business shall be at least Five Hundred Dollars ($500.00) and the corporation will not commence business until consideration of that value has been received for issuance of its shares.

ARTICLE VII

Shareholders of this corporation have no preemptive rights to acquire additional shares issued by the corporation.

ARTICLE VIII

The directors of the corporation on the date of these Restated Articles of Incorporation are eight (8) in number and their names and addresses are as follows:

Name	Address
William C. Erxleben	777 108th NE, #1500 Bellevue, WA 98004
Charles P. Waite	c/o Greylock Management Corporation One Federal Street Boston, MA 02110
W. Hunter Simpson	Trinus Partners 120 Lakeside Avenue Suite 130 Seattle, WA 98122

B. J. Moore	Outlook Technologies, Inc. 200 E. Hacienda Campbell, CA 95008
Lawrence L. Mayhew	10525 Willows Road N.E. Redmond, WA 98052
Milton F. Zeutschel	Zetron, Inc. 2930 Richards Road Bellevue, WA 98005
Donald R. Stenquist	c/o Criton Technologies 10800 NE Eighth Street Bellevue, WA 98004
Bruce E. Gladstone	FutureNet Corporation 9310 Topanga Canyon Blvd. Chatsworth, CA 91311-5728

ARTICLE IX

At each election for directors, every shareholder entitled to vote at such election has the right to vote in person or by proxy the number of shares of stock held by him for as many persons as there are directors to be elected and for whose election he has a right to vote, but no shareholder has the right to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, nor shall any shareholder have the right to cumulate his votes by distributing such votes on the same principle among any number of such candidates.

ARTICLE X

The Board of Directors is authorized to make, alter, amend or repeal the Bylaws of this corporation, subject to the power of the shareholders having voting power to alter, amend or repeal such Bylaws.

ARTICLE XI

(1) No contracts or other transactions between the corporation and any other corporation, and no act of the corporation shall in any way be affected or invalidated by the fact that any of the directors of the corporation are pecuniarily or otherwise interested in, or are directors or officers of, such other corporation; and



(2) Any director, individually, or any firm of which any director may be a member, may be a party to, or may be pecuniarily or otherwise interested in, any contracts or transactions of the corporation, provided that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors or a majority thereof.

ARTICLE XII

The corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on shareholders and directors are subject to this reserved power.

ARTICLE XIII

No director of this corporation shall be personally liable to the corporation or its shareholders for monetary damages for his or her acts or omissions as a director on or after the date this Article XIII becomes effective, except for acts or omissions that involve intentional misconduct or a knowing violation of law by the director, for conduct violating RCW 23A.08.450, or for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If, after approval by the shareholders of this provision, the Washington Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act, as so amended. Any amendment to or repeal of this Article XIII shall not adversely affect any right or protection of a director of this corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

I certify that I am an officer of Data I/O Corporation and am duly authorized to execute these Restated Articles of Incorporation on behalf of the corporation.

Dated: October 23, 1987.

DATA I/O CORPORATION

John J. Hagedorn

John J. Hagedorn
Vice President and Secretary

A00050TSH



SECRETARY of STATE

Corporations Division
2nd Floor, Republic Bldg.
505 E. Union
Olympia, WA 98504
Information (206) 753-7115
Receptionist (206) 753-7120

STATEMENT OF CHANGE OF REGISTERED AGENT OR REGISTERED OFFICE ADDRESS

The undersigned submits the following statement to change the corporation's Registered Agent, Registered Office address, or both, in accordance with the Washington State Corporation Act.

(1) NAME OF CORPORATION: Data I/O Corporation

(2) IF CHANGING REGISTERED AGENT:
Name of new (successor) agent is: John A. Hagedorn

(3) AGENT'S CONSENT TO APPOINTMENT

I hereby consent to serve as Registered Agent. As such, I will accept and forward Service of Process and all mail to the corporation. In the event of my resignation or of any change in the Registered Office address, I will immediately notify the Secretary of State.

10/22/87 — John A. Hagedorn VP and Secretary
(Date) (Signature of agent designated on line #2)

(4) REGISTERED OFFICE ADDRESS:
The Registered Office address must be identical to the business address of the Registered Agent and must be located in the State of Washington. A post office box may be used in conjunction with the street address, however, the post office box must be in the same city as the Registered Office.

10525 Willows Road Northeast, Redmond, WA 98052
(Street and #, or Rural Route and box #, city, state and zip code)

____
(Post office box #, if any, to be used in conjunction with street address)

☐ Check this box to indicate if address shown above constitutes a change from previous address of record.

(5) COMPLETE ONE (1) OF THE FOLLOWING STATEMENTS:

(a) The change of Agent was authorized by a resolution duly adopted by the Board of Directors and becomes effective September 18, 1987.

(b) The only change to be recorded is the relocation of the Registered Office. The Registered Agent notified the secretary of the corporation of the change of address on ______________

IN TESTIMONY WHEREOF, this statement is signed by the President or a Vice President, or the Secretary or Treasurer of the corporation.

10/22/87 — John A. Hagedorn VP and Secretary
(Date) ** Signature of an officer of the corporation - Title

** In the event the only change to be recorded is the relocation of the Registered Office, the Registered Agent may sign this form.

ssf 115 (R10/86) FILING FEE - $5.00